FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2025

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2025

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2025 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2024 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio. It also uses key performance indicators, such as revenue-generating unit (“RGU”) and average monthly mobile revenue per unit (“mobile ARPU”). Definitions of these measures are provided in the “Non-IFRS financial measures” and “Key performance indicators” sections.

Highlights

First quarter 2025

Revenues: $1.16 billion, a $19.4 million (-1.6%) decrease.

Adjusted EBITDA:1 $581.4 million, a $5.9 million (1.0%) increase, despite the impact of the $6.6 million increase in stock-based compensation charge, or a $12.5 million (2.2%) increase, excluding this factor.

Net income attributable to the shareholder: $235.8 million, a $41.3 million (21.2%) increase.

Adjusted cash flows from operations:1 $439.2 million, a $3.4 million (-0.8%) decrease.

Cash flows provided by operating activities: $461.9 million, a $69.0 million (17.6%) increase.

1 See “Non-IFRS financial measures.”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended March 31
	2025	2024
Revenues
Mobile telephony	$428.8	$409.1
Internet	312.6	320.5
Television	190.2	199.2
Wireline telephony	59.9	64.7
Mobile equipment sales	126.3	131.3
Other	42.3	54.7
	1,160.1	1,179.5
Employee costs	(120.7)	(123.2)
Purchase of goods and services	(458.0)	(480.8)
Adjusted EBITDA	581.4	575.5
Depreciation and amortization	(199.3)	(221.2)
Financial expenses	(75.3)	(90.6)
Restructuring, impairment of assets and other	(0.9)	(2.0)
Income taxes	(70.1)	(67.2)
Net income	$235.8	$194.5

Capital expenditures	$142.2	$132.9
Acquisition of spectrum licences	–	59.8
Cash flows:
Adjusted cash flows from operations	439.2	442.6
Free cash flows from operating activities[1]	286.3	231.9
Cash flows provided by operating activities	461.9	392.9

	March 31, 2025		Dec. 31, 2024
Balance sheet
Cash and cash equivalents	$174.7		$39.9
Working capital	(37.9)		(207.1)
Net assets related to derivative financial instruments	115.6		141.2
Total assets	12,259.7		12,229.4
Bank indebtedness	1.4		3.0
Total long-term debt (including current portion)	7,586.0		7,619.7
Lease liabilities (current and long term)	375.4		378.5
Equity attributable to the shareholder	461.8		338.9
Consolidated net debt leverage ratio[1]	3.28	x	3.35	x

1 See “Non-IFRS financial measures.”

•	Revenues from mobile services increased by $19.7 million (4.8%).

•	There was a net increase of 34,300 RGUs[1] (0.4%) in the first quarter of 2025, including 54,400 connections (1.3%) to the mobile telephony service.

•	On April 4, 2025, in keeping with its ongoing commitment to improving customer experience, Freedom Mobile Inc. (“Freedom”) began the phased rollout of 3800 MHz spectrum across its 5G+ network in Ontario, Alberta and British Columbia. This rollout will significantly increase the capabilities of Freedom's network and deliver improved connectivity for customers with 5G+ compatible devices and plans, with theoretical download speeds that can exceed 1 Gbps.

This rollout follows Freedom’s announcement, on January 28, 2025, of a major upgrade to its services: State-of-the-art 5G+ technology was henceforth included in all monthly mobile plans, regardless of price. 5G+ access was also automatically added to the 5G plans of all existing customers with compatible phones, at no extra cost. This was a major step forward in improving the availability of high-speed mobile connectivity. Freedom also expanded international roaming options for its customers by extending the scope of Roam Beyond, a revolutionary plan that lets users enjoy the features of their mobile plan in over 100 global destinations.

•	On February 20, 2025, Videotron announced the expansion of its wireless service area to several parts of the Municipalité régionale de comté (“MRC”) de Témiscamingue. Residents and businesses in these areas can now subscribe to Videotron wireless services.

•	On February 5, 2025, Fizz announced the launch of Fizz TV, an all-digital television service. Available to all Fizz Internet subscribers in Québec, Fizz TV is differentiated by a pick-and-pay model that lets users build their own TV plan.

•	Videotron has also earned several honours since the beginning of 2025. It was ranked the most respected telecommunications company in Québec for the 19th time since 2006 in the 2025 Léger reputation survey. Videotron and its Fizz brand hit a double when Léger released its 2025 WOW Index. The survey once again ranked Videotron as the top telecom retailer in Québec for in-store experience, while Fizz held its position as the Canadian leader in online experience for the sixth consecutive year. Freedom moved up to third place in online experience.

Financing operations

•	On April 30, 2025, Videotron requested a $300 million increase in its revolving credit facility, consistent with its rights, under its credit agreement, to request additional commitments of up to $1.00 billion from its lenders. Videotron anticipates that the increase from $500.0 million to $800.0 million will become effective in May 2025.

•	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility (reduced from $2.00 billion to $500.0 million on January 29, 2025) by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.

1 See “Key performance indicators.”

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2025/2024 first quarter comparison

Revenues: $1.16 billion in the first quarter of 2025, a $19.4 million (-1.6%) decrease.

•	Revenues from mobile telephony services increased $19.7 million (4.8%) to $428.8 million, mainly because of an increase in the number of subscriber connections, partially offset by lower average per-connection revenues.

•	Revenues from Internet access services decreased $7.9 million (-2.5%) to $312.6 million, essentially because of a reduction in the subscriber base and a decrease in average per-subscriber revenues.

•	Revenues from television services decreased $9.0 million (-4.5%) to $190.2 million, primarily because of the impact of the reduction in the subscriber base.

•	Revenues from wireline telephony services decreased $4.8 million (-7.4%) to $59.9 million, mainly because of the impact of the decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers decreased $5.0 million (-3.8%) to $126.3 million, mainly because of the decrease in the number of mobile devices sold, partially offset by price increases.

•	Other revenues decreased $12.4 million (-22.7%) to $42.3 million, essentially because of the decrease in revenues from wireline equipment sales due to the availability of Helix equipment on a rental basis since the beginning of June 2024.

Mobile ARPU:1 $34.31 in the first quarter of 2025 compared with $35.94 in the same period of 2024, a $1.63 (-4.5%) decrease, mainly attributable to higher promotional discounts, lower overage revenues and a change in the customer mix, including the dilutive effect of Freedom’s and Fizz’s prepaid services.

Customer statistics

Table 2 shows RGUs changes for the three-month and twelve-month periods ended March 31, 2025 and 2024.

Table 2

RGUs changes

(in thousands of units)

	Three months ended March 31		Twelve months ended March 31
	2025	2024	2025	2024
Mobile telephony	54.4	60.2	367.5	264.1
	1.3%	1.6%	9.6%	15.2%

Internet access	(3.5)	(6.5)	8.0	9.6
	-0.2%	-0.4%	0.5%	0.6%

Television	(0.9)	(19.9)	(42.2)	(49.9)
	-0.1%	-1.5%	-3.2%	-3.6%

Wireline telephony	(15.7)	(16.4)	(65.1)	(72.5)
	-2.6%	-2.4%	-9.9%	-9.9%

Total RGUs	34.3	17.4	268.2	151.3
	0.4%	0.2%	3.6%	2.7%

1 See “Key performance indicators.”

Table 3

Quarter-end RGUs

(in thousands of units)

	Mar. 2025	Dec. 2024	Sept. 2024	June 2024	Mar. 2024	Dec. 2023	Sept. 2023	June 2023
Mobile telephony	4,192.6	4,138.2	4,050.7	3,918.6	3,825.1	3,764.9	3,698.8	3,610.1
Internet access	1,729.1	1,732.6	1,734.3	1,722.5	1,721.1	1,727.6	1,721.3	1,716.8
Television	1,293.5	1,294.4	1,311.9	1,321.9	1,335.7	1,355.6	1,362.5	1,374.5
Wireline telephony	593.2	608.9	627.5	643.4	658.3	674.7	691.9	712.1
Total RGU’s	7,808.4	7,774.1	7,724.4	7,606.4	7,540.2	7,522.8	7,474.5	7,413.5

Adjusted EBITDA: $581.4 million, a $5.9 million (1.0%) increase, mainly due to disciplined management of promotional discounts and lower costs related to mobile device sales following the integration of Freedom's operations and higher revenues from mobile services, partially offset by the impact of the decrease in revenues from wireline services and the increase of the stock-based compensation charge.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 49.9% in the first quarter of 2025 compared with 51.2% in the same period of 2024, mainly due to favourable variance in profit margins on equipment sales.

Net income attributable to shareholders: $235.8 million in the first quarter of 2025, compared with $194.5 million in the same period of 2024, an increase of $41.3 million (21.2%).

•	The main favourable variances were:

o	$21.9 million decrease in the depreciation and amortization charge;

o	$15.3 million decrease in financial expenses;

o	$5.9 million increase in adjusted EBITDA;

o	$1.1 million favourable variance in the charge for restructuring, impairment of assets and other.

•	The unfavourable variance was:

o	$2.9 million increase in the income tax expense.

Adjusted cash flows from operations: $439.2 million in the first quarter of 2025 compared with $442.6 million in the same period of 2024 (Table 8). The $3.4 million (-0.8%) decrease was due to the $9.3 million increase in capital expenditures, partially offset by the $5.9 million increase in adjusted EBITDA.

Cash flows provided by operating activities: $461.9 million, a $69.0 million (17.6%) increase due primarily to the favourable net change in non-cash balances related to operating activities, the decrease in the cash portion of financial expenses, the increase in adjusted EBITDA and the decrease in current income taxes.

Depreciation and amortization charge: $199.3 million in the first quarter of 2025, a $21.9 million decrease due mainly to the end of the depreciation cycle for certain assets related to the ongoing review of strategic priorities, which led to a slowdown in capital expenditures in recent years.

Financial expenses: $75.3 million in the first quarter of 2025, a $15.3 million decrease due primarily to the impact of lower average interest rates on long-term debt and lower average indebtedness.

Restructuring, impairment of assets and other: $0.9 million, a favourable variance of $1.1 million.

Income tax expense: $70.1 million in the first quarter of 2025 (effective tax rate of 26.8%), compared with $67.2 million in the same period of 2024 (effective tax rate of 25.9%), a $2.9 million unfavourable variance caused mainly by the impact of the increase in taxable income. The effective tax rate is calculated considering only taxable and deductible items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $461.9 million in the first quarter of 2025, compared with $392.9 million in the same period of 2024.

The $69.0 million (17.6%) increase was primarily due to:

•	$45.3 million favourable net change in non-cash balances related to operating activities, due primarily to favourable variances in accounts receivable, inventory and contract assets, partially offset by unfavourable variances in accounts payable, accrued charges and provisions, and income tax payable;

•	$15.2 million decrease in the cash portion of financial expenses;

•	$5.9 million increase in adjusted EBITDA;

•	$5.5 million decrease in current income taxes.

Working capital: Negative $37.9 million at March 31, 2025 compared with negative $207.1 million at December 31, 2024. The $169.2 million favourable variance was due primarily to an increase in cash and cash equivalents and a decrease in accounts payable, accrued charges and provisions, partially offset by a decrease in accounts receivable.

Investing activities

Cash flows used for capital expenditures: $175.7 million in the first quarter of 2025 compared with $161.0 million in the same period of 2024. The $14.7 million increase was due to a $9.3 million increase in capital expenditures, mainly in subscriber equipment following the implementation of our Helix equipment rental program in the second quarter of 2024 and through investments in the LTE-A and 5G network, partially offset by the recognition of government credits for large projects, and a $5.4 million unfavourable net change in current non-cash item.

Net subsidies received to finance additions to property, plant and equipment: $18.3 million in the first quarter of 2025, compared with $37.0 million in the same quarter of 2024. These subsidies were received in advance as part of the Québec government’s initiative to improve wireless coverage in outlying regions of Québec.

Acquisition of spectrum licences: $59.8 million in the first quarter of 2024, in connection with the acquisition of spectrum licences in the 3800 MHz band across Canada in May 2024.

Proceeds from disposal of assets: $0.1 million in the first quarter of 2025 (nil in the first quarter of 2024).

Free cash flows from operating activities

Free cash flows from operating activities: $286.3 million in the first quarter of 2025 compared with $231.9 million in the same period of 2024 (Table 9). The $54.4 million increase was due mainly to a $69.0 million increase in cash flows provided by operating activities, partially offset by a $14.7 million increase in cash flows used for capital expenditures.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $33.0 million reduction in the first quarter of 2025; $25.6 million net unfavourable variance in the net asset related to derivative financial instruments.

•	The $33.0 million debt reduction in the first quarter of 2025 essentially consisted of:

o	$33.7 million favourable impact of average exchange rate variance. The consolidated debt decrease attributable to this item was offset by the decrease in the net asset related to derivative financial instruments.

•	The $25.6 million net unfavourable variance in the net asset related to derivative financial instruments in the first quarter of 2025 was mainly due to :

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

o	unfavourable impact of interest rate trends on the fair value of derivative financial instruments.

•	On April 30, 2025, Videotron requested a $300 million increase in its revolving credit facility, consistent with its rights, under its credit agreement, to request additional commitments of up to $1.00 billion from its lenders. Videotron anticipates that the increase from $500.0 million to $800.0 million will become effective in May 2025.

•	On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility (reduced from $2.00 billion to $500.0 million on January 29, 2025) by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.

Financial position

Net available liquidity: $672.3 million at March 31, 2025 for Quebecor and its wholly owned subsidiaries, consisting of available unused revolving credit facilities of $499.8 million, plus cash and cash equivalents of $172.5 million.

Consolidated debt: $7.55 billion at March 31, 2025, a $33.0 million decrease compared with December 31, 2024.

As at March 31, 2025, minimum principal payments on long-term debt in the coming years are as follows:

Table 4

Minimum principal payments on long-term debt

12-month periods ended March 31

(in millions of Canadian dollars)

2026	$400.0
2027	699.2
2028	1,562.4
2029	750.0
2030	2,119.1
2031 and thereafter	2,055.3
Total	$7,586.0

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions, and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 4.4 years as of March 31, 2025 (4.7 years as of December 31, 2024). After taking into account hedging instruments, the debt consisted of approximately 85.1% fixed-rate debt (84.9% at December 31, 2024) and 14.9% floating-rate debt (15.1% at December 31, 2024).

Management of the Corporation believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital expenditures, acquisitions of spectrum licences, working capital, interest payments, income tax payments, debt and lease repayments, share repurchases, and dividend payments to shareholders. The Corporation believes it will be able to meet future debt and lease liability maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At March 31, 2025, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid to the parent corporation

The Corporation paid $120.0 million in common dividends to the parent corporation in the first quarter of 2025 ($45.0 million in 2024). The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Analysis of consolidated balance sheet

Table 5

Consolidated balance sheet

Analysis of main differences between March 31, 2025 and December 31, 2024

(in millions of Canadian dollars)

	March 31, 2025[1]	Dec. 31, 2024[1]	Difference	Main reasons for difference
Assets
Cash and cash equivalents	$174.7	$39.9	$134.8	See “Cash flows and financial position”
Accounts receivable	959.6	1,003.8	(44.2)	Impact of current variances in activity
Property, plant and equipment	3,016.9	3,034.3	(17.4)	Amortization for the period less acquisitions
Intangible assets	3,387.5	3,401.3	(13.8)	Amortization for the period less acquisitions
Derivative financial instruments[2]	115.6	141.2	(25.6)	See “Financing activities”
Liabilities
Accounts payable, accrued charges and provisions	899.1	981.4	(82.3)	Impact of current variances in activity
Long-term debt, including current portion and bank indebtedness	7,552.3	7,585.3	(33.0)	See “Financing activities”

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Assets less liabilities.

ADDITIONAL INFORMATION

Contractual obligations

Material contractual obligations of the Corporation’s operating activities include capital repayment and interest on long-term debt and lease liabilities; capital expenditure and other commitments, including mobile devices; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. For a summary of the Corporation's contractual obligations, please refer to the Corporation's Management Discussion and Analysis for the year ended December 31, 2024. As of March 31, 2025, there have been no material changes in the Corporation's major contractual obligations since December 31, 2024.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2025, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $31.4 million ($31.6 million in 2024), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $0.9 million ($1.1 million in 2024). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. During the first quarter of 2025, the Corporation incurred management fees of $7.6 million with its parent corporation ($8.8 million in 2024).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2025 and December 31, 2024 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2025		December 31, 2024
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(7,586.0)	$(7,530.1)	$(7,619.7)	$(7,540.0)
Derivative financial instruments
Foreign exchange forward contracts	5.0	5.0	6.9	6.9
Interest rate swaps	(11.5)	(11.5)	(7.2)	(7.2)
Cross-currency swaps	122.1	122.1	141.5	141.5

[1]	The carrying value of long-term debt excludes financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

An $8.0 million gain was recorded under “Other comprehensive income” in the first quarter of 2025 in relation to cash flow hedging relationships ($7.9 million in 2024).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted cash flows from operations, free cash flows from operating activities and consolidated net debt leverage ratio, are not calculated in accordance with, or recognized by, IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, restructuring, impairment of assets and other, and income taxes. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. This measure should not be considered in isolation or as a substitute for other performance measures prepared in accordance with IFRS. The Corporation’s management uses this measure in evaluating its consolidated results. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the capital expenditures and acquisitions of spectrum licences needed to generate revenues. The Corporation also uses other measures that do reflect capital expenditures, such as adjusted cash flows from operations and free cash flows from operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 7 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 7

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2025	2024
Adjusted EBITDA	$581.4	$575.5
Depreciation and amortization	(199.3)	(221.2)
Financial expenses	(75.3)	(90.6)
Restructuring, impairment of assets and other	(0.9)	(2.0)
Income taxes	(70.1)	(67.2)
Net income	$235.8	$194.5

Adjusted cash flows from operations and free cash flows from operating activities

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA less capital expenditures (excluding spectrum licence acquisitions). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, acquisitions of spectrum licences, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from operating activities

Free cash flows from operating activities represents cash flows provided by operating activities calculated in accordance with IFRS, less cash flows used for capital expenditures (excluding spectrum licence acquisitions), plus proceeds from disposal of assets. Free cash flows from operating activities is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the Corporation’s operations. Free cash flows from operating activities represents available funds for business acquisitions, acquisitions of spectrum licences, payment of dividends, repayment of long-term debt and lease liabilities, and share repurchases. Free cash flows from operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from operating activities may not be identical to similarly titled measures reported by other companies.

Tables 8 and 9 provide a reconciliation of adjusted cash flows from operations and free cash flows from operating activities to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 8

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2025	2024
Adjusted EBITDA	$581.4	$575.5
Capital expenditures[1]	(142.2)	(132.9)
Adjusted cash flows from operations	$439.2	$442.6

[1] Reconciliation to cash flows used for capital expenditures as per	Three months ended March 31
condensed consolidated financial statements:	2025	2024
Capital expenditures	$(142.2)	$(132.9)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for major capital projects)	(33.5)	(28.1)
Cash flows used for capital expenditures	$(175.7)	$(161.0)

Table 9

Free cash flows from operating activities and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2025	2024
Adjusted cash flows from operations from Table 8	$439.2	$442.6
Plus (minus)
Cash portion of financial expenses	(73.1)	(88.3)
Cash portion of restructuring, impairment of assets and other	(0.7)	0.4
Current income taxes	(75.3)	(80.8)
Other	(0.3)	1.4
Net change in non-cash balances related to operating activities	30.0	(15.3)
Net variance in current operating items related to capital expenditures (excluding government credits receivable for large investment projects)	(33.5)	(28.1)
Free cash flows from operating activities	286.3	231.9
Plus (minus)
Cash flows used for capital expenditures (excluding spectrum license acquisitions)	175.7	161.0
Proceeds from disposal of assets	(0.1)	–
Cash flows provided by operating activities	$461.9	$392.9

Consolidated net debt leverage ratio

The consolidated net debt leverage ratio represents consolidated net debt divided by the trailing 12-month adjusted EBITDA. Consolidated net debt represents total long-term debt plus bank indebtedness, lease liabilities and liabilities related to derivative financial instruments, less assets related to derivative financial instruments and cash and cash equivalents. The consolidated net debt leverage ratio serves to evaluate the Corporation’s financial leverage and is used by management in decisions on the Corporation’s capital structure, including its financing strategy, and in managing debt maturity risks. Consolidated net debt leverage ratio is not a measure established in accordance with IFRS. It is not intended to be used as an alternative to IFRS measures or the balance sheet to evaluate the Corporation’s financial position. The Corporation’s definition of consolidated net debt leverage ratio may not be identical to similarly titled measures reported by other companies.

Table 10 provides the calculation of consolidated net debt leverage ratio and the reconciliation to balance sheet items reported in the Corporation’s condensed consolidated financial statements.

Table 10

Consolidated net debt leverage ratio

(in millions of Canadian dollars)

	March 31, 2025		Dec. 31, 2024
Total long-term debt[1]	$7,586.0		$7,619.7
Plus (minus)
Lease liabilities[2]	375.4		378.5
Bank indebtedness	1.4		3.0
Derivative financial instruments[3]	(115.6)		(141.2)
Cash and cash equivalents	(174.7)		(39.9)
Consolidated net debt	7,672.5		7,820.1
Divided by:
Trailing 12-month adjusted EBITDA	$2,341.3		$2,335.4
Consolidated net debt leverage ratio	3.28	x	3.35	x

[1]	Excludes financing costs.

[2]	Total liabilities.

[3]	Assets less liabilities.

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriber connections to the mobile and wireline telephony services and subscriptions to the Internet access and television services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly mobile revenue per unit

The Corporation uses mobile ARPU, an industry metric, as a key performance indicator. This indicator is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period. Mobile ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of mobile ARPU may not be the same as identically titled measurements reported by other companies.

Cautionary statement regarding forward-looking statements

The statements in this report that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause Quebecor’s actual results for future periods to differ materially from those set forth in forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic climate, financial and economic market conditions, global business challenges, such as tariffs and trade barriers, as well as market conditions in its businesses;

•	Videotron’s ability to implement its business and growth strategies successfully;

•	the intensity of competitive activity in the industries in which Videotron operates and its ability to penetrate new markets and successfully develop its business, including in growth sectors and new geographies;

•	new technologies that might change consumer behaviour with respect to Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of the Corporation’s businesses;

•	risks relating to the ongoing integration of Freedom, acquired in 2023, which could result in additional and unforeseen expenses, capital expenditures and financial risks, such as the incurrence of unexpected write-offs, unanticipated or unknown liabilities, or unforeseen litigation. In addition, the anticipated benefits of the Freedom acquisition may not be fully realized or could take longer to realize than expected;

•	the impacts of the significant and recurring investments that will be required for development and expansion and to compete effectively with the incumbent local exchange carriers (“ILECs”) and other current or potential competitors in the target markets;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and over-the-top (OTT) services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes and strikes, service interruptions resulting from equipment breakdown, network failure, the threat of natural disasters, epidemics, public-health crises and political instability in some countries;

•	impacts related to environmental issues, cybersecurity and the protection of personal information;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in increased competition, changes in Videotron’s markets, increased operating expenses, capital expenditures or tax expenses, or a reduction in the value of some assets; and

•	Videotron’s substantial indebtedness, interest rate and exchange rate fluctuations, the tightening of credit markets and the restrictions on its business imposed by the terms of its debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month periods ended March 31, 2025 and 2024

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2025	2024

Revenues
Mobile telephony		$428.8	$409.1
Internet		312.6	320.5
Television		190.2	199.2
Wireline telephony		59.9	64.7
Mobile equipment sales		126.3	131.3
Other		42.3	54.7
		1,160.1	1,179.5

Employee costs	2	120.7	123.2
Purchase of goods and services	2	458.0	480.8
Depreciation and amortization		199.3	221.2
Financial expenses	3	75.3	90.6
Restructuring, impairment of assets and other		0.9	2.0
Income before income taxes		305.9	261.7
Income taxes (recovery):
Current		75.3	80.8
Deferred		(5.2)	(13.6)
		70.1	67.2

Net income attributable to shareholder		$235.8	$194.5

See accompanying notes to condensed consolidated financial statements.

1

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2025	2024

Net income		$235.8	$194.5

Other comprehensive income:	9
Items that may be reclassified to income:
Cash flow hedges:
Gain on valuation of derivative financial instruments		8.0	7.9
Deferred income taxes		(0.9)	(2.5)

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain		-	28.6
Deferred income taxes		-	(7.5)
		7.1	26.5

Comprehensive income attributable to shareholder		$242.9	$221.0

See accompanying notes to condensed consolidated financial statements.

2

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)
(unaudited)

	Equity attributable to shareholder			Equity
			Accumulated	attributable
		(Deficit)	other com-	to non-
	Capital	Retained	prehensive	controlling	Total
	stock	earnings	loss	interests	equity
	(note 7)		(note 9)

Balance as of December 31, 2023	$312.9	$(150.9)	$(6.4)	$0.3	$155.9
Net income	-	194.5	-	-	194.5
Other comprehensive income	-	-	26.5	-	26.5
Dividends	-	(45.0)	-	-	(45.0)
Balance as of March 31, 2024	312.9	(1.4)	20.1	0.3	331.9
Net income	-	633.8	-	-	633.8
Other comprehensive loss	-	-	(81.5)	-	(81.5)
Dividends	-	(545.0)	-	(0.2)	(545.2)
Balance as of December 31, 2024	312.9	87.4	(61.4)	0.1	339.0
Net income	-	235.8	-	-	235.8
Other comprehensive income	-	-	7.1	-	7.1
Dividends	-	(120.0)	-	-	(120.0)
Balance as of March 31, 2025	$312.9	$203.2	$(54.3)	$0.1	$461.9

See accompanying notes to condensed consolidated financial statements.

3

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)		Three months ended
(unaudited)		March 31
	Note	2025	2024

Cash flows related to operating activities
Net income		$235.8	$194.5
Adjustments for:
Depreciation of property, plant and equipment		118.9	134.3
Amortization of intangible assets		49.2	58.1
Depreciation of right-of-use assets		31.2	28.8
Impairment of assets		0.6	2.4
Amortization of financing costs	3	2.2	2.3
Deferred income taxes		(5.2)	(13.6)
Other		(0.8)	1.4
		431.9	408.2
Net change in non-cash balances related to operating activities		30.0	(15.3)
Cash flows provided by operating activities		461.9	392.9
Cash flows related to investing activities
Capital expenditures	11	(175.7)	(161.0)
Deferred subsidies received to finance capital expenditures	4	18.3	37.0
Acquisition of spectrum licences	5	-	(59.8)
Proceeds from disposal of assets		0.1	-
Cash flows used in investing activities		(157.3)	(183.8)
Cash flows related to financing activities
Net change in bank indebtedness		(1.6)	-
Net change under revolving facility, net of financing costs		-	(84.9)
Repayment of lease liabilities		(29.9)	(28.6)
Dividends		(120.0)	(45.0)
Cash flows used in financing activities		(151.5)	(158.5)

Net change in cash, cash equivalents and restricted cash		153.1	50.6

Cash, cash equivalents and restricted cash at beginning of period		74.1	8.0
Cash, cash equivalents and restricted cash at end of period	11	$227.2	$58.6

See accompanying notes to condensed consolidated financial statements.

4

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)		March 31	December 31
	Note	2025	2024

Assets

Current assets
Cash and cash equivalents		$174.7	$39.9
Restricted cash	4	52.5	34.2
Accounts receivable		959.6	1,003.8
Contract assets		128.1	139.6
Income taxes		17.5	16.4
Inventories		306.2	302.3
Other current assets		176.5	173.8
		1,815.1	1,710.0

Non-current assets
Property, plant and equipment		3,016.9	3,034.3
Intangible assets		3,387.5	3,401.3
Right-of-use assets		345.7	349.7
Goodwill		550.1	550.1
Derivative financial instruments		128.7	148.4
Investments		1,530.0	1,530.0
Promissory notes to the parent corporation		996.0	996.0
Other assets		489.7	509.6
		10,444.6	10,519.4
Total assets		$12,259.7	$12,229.4

Liabilities and equity

Current liabilities
Bank indebtedness		$1.4	$3.0
Accounts payable, accrued charges and provisions		899.1	981.4
Deferred revenue		352.1	353.8
Deferred subsidies	4	52.5	34.2
Income taxes		38.7	36.2
Current portion of long-term debt	6	400.0	400.0
Current portion of lease liabilities		109.2	108.5
		1,853.0	1,917.1

Non-current liabilities
Long-term debt	6	7,150.9	7,182.3
Lease liabilities		266.2	270.0
Subordinated loan from parent corporation		1,530.0	1,530.0
Derivative financial instruments		13.1	7.2
Deferred income taxes		760.2	764.6
Other liabilities		224.4	219.2
		9,944.8	9,973.3

Equity
Capital stock	7	312.9	312.9
Retained earnings		203.2	87.4
Accumulated other comprehensive loss	9	(54.3)	(61.4)
Equity attributable to the shareholder		461.8	338.9
Non-controlling interests		0.1	0.1
		461.9	339.0

Total liabilities and equity		$12,259.7	$12,229.4

See accompanying notes to condensed consolidated financial statements.

5

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2025 and 2024

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top (OTT) video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), however, they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and, accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2024 annual consolidated financial statements, which contain a description of the material accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on May 7, 2025.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2025.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

Three months ended March 31
	2025	2024

Employee costs	$175.4	$168.2
Less employee costs capitalized to property, plant and equipment and to intangible assets	(54.7)	(45.0)
	120.7	123.2
Purchase of goods and services:
Royalties and rights	109.4	106.0
Cost of products sold	189.5	197.3
Subcontracting costs	31.6	24.3
Marketing and distribution expenses	13.0	18.3
Other	114.5	134.9
	458.0	480.8
	$578.7	$604.0

6

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2025 and 2024

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

Three months ended March 31
	2025	2024

Third parties:
Interest on long-term debt	$82.6	$96.3
Amortization of financing costs	2.2	2.3
Interest on lease liabilities	4.9	4.0
Loss on foreign currency translation on short-term monetary items	1.0	1.7
Other	1.2	2.4
	91.9	106.7
Affiliated corporations:
Interest expense	34.9	–
Dividend income	(35.3)	–
Interest on lease liabilities	0.2	0.3
Interest income	(16.4)	(16.4)
	(16.6)	(16.1)
	$75.3	$90.6

4.	RESTRICTED CASH AND DEFERRED SUBSIDIES

As part of the government’s initiative to improve wireless coverage in outlying regions of Québec, Videotron received an advance payment of $18.3 million in 2025 ($37.0 million in 2024) for the construction of new cell towers in certain regions. The unused balance of subsidies received in advance is presented as restricted cash and as deferred subsidies on the consolidated balance sheets ($52.5 million as of March 31, 2025 and $34.2 million as of December 31, 2024).

5.	SPECTRUM LICENCES

On May 29, 2024, Videotron acquired 305 blocks of spectrum in the 3800 MHz band across the country for a total price of $298.9 million (of which $59.8 million was paid in January 2024 and $239.1 million was paid in May 2024). Approximately 61% of the 305 blocks of wireless spectrum are located outside Québec, mainly in southern Ontario, Alberta and British Columbia.

7

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2025 and 2024

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2025	December 31, 2024

Total long-term debt	$7,586.0	$7,619.7
Financing costs, net of amortization	(35.1)	(37.4)
	7,550.9	7,582.3
Less current portion	(400.0)	(400.0)
	$7,150.9	$7,182.3

As of March 31, 2025, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $3,987.5 million ($4,021.2 million as of December 31, 2024) while the net fair value of related hedging derivative instruments was in an asset position of $122.1 million ($141.5 million as of December 31, 2024).

On February 26, 2025, Videotron amended and restated its credit agreement to, among other things, amend its existing $500.0 million revolving credit facility (reduced from $2,000.0 million to $500.0 million on January 29, 2025) by creating two tranches: (i) a first tranche in the amount of $250.0 million maturing in February 2030, and (ii) a second tranche in the amount of $250.0 million maturing in February 2026 and providing for a conversion option into a term facility maturing in February 2027.

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2024 and March 31, 2025	10,739,285	$312.9

8

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2025 and 2024

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the three-month period ended March 31, 2025:

	Outstanding options
	Number	Weighted average exercise price

As of December 31, 2024	3,728,227	$31.14
Exercised	(216,664)	32.10
As of March 31, 2025	3,511,563	$31.08
Vested options as of March 31, 2025	343,256	$31.95

For the three-month period ended March 31, 2025, a $6.2 million charge was recorded related to all stock-based compensation plans (a $0.4 million reversal of the charge in 2024).

9.	ACCUMULATED OTHER COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans	Total

Balance as of December 31, 2023	$(20.7)	$14.3	$(6.4)
Other comprehensive income	5.4	21.1	26.5
Balance as of March 31, 2024	(15.3)	35.4	20.1
Other comprehensive loss	(77.2)	(4.3)	(81.5)
Balance as of December 31, 2024	(92.5)	31.1	(61.4)
Other comprehensive income	7.1	–	7.1
Balance as of March 31, 2025	$(85.4)	$31.1	$(54.3)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 9¾-year period.

9

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2025 and 2024

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated based on discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2025 and December 31, 2024 are as follows:

	March 31, 2025		December 31, 2024
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1]	$(7,586.0)	$(7,530.1)	$(7,619.7)	$(7,540.0)
Derivative financial instruments
Foreign exchange forward contracts	5.0	5.0	6.9	6.9
Interest rate swaps	(11.5)	(11.5)	(7.2)	(7.2)
Cross-currency swaps	122.1	122.1	141.5	141.5

[1]	The carrying value of long-term debt excludes financing costs.

10

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2025 and 2024

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended March 31
	2025	2024

Cash flows used for capital expenditures
Additions to property, plant and equipment	$140.8	$123.8
Additions to intangible assets (excluding acquisitions of spectrum licences)	34.9	37.2
	175.7	161.0

Cash, cash equivalents and restricted cash consist of
Cash and cash equivalents	$174.7	$21.6
Restricted cash	52.5	37.0
	227.2	58.6

Interest and income taxes reflected as operating activities
Cash interest payments	$68.8	$62.6
Cash income tax payments (net of refunds)	74.0	55.8

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: May 8, 2025